QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

        REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March 2002

SONERA CORPORATION
(Translation of registrant's name into English)
Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

        Form 20-F ☒                Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes ☐                No ☒

        This report on Form 6-K contains a press release dated March 26, 2002 announcing SONERA SOLD ALL THE REMAINING DEUTSCHE TELEKOM SHARES.

SONERA CORPORATION STOCK EXCHANGE RELEASE 1 (1)

March 26, 2002, 4.40 p.m.

SONERA SOLD ALL THE REMAINING DEUTSCHE TELEKOM SHARES

Sonera Corporation has sold approximately 19,0 million Deutsche Telekom (DT) shares during March 2002. The shares were sold at an average price of approximately EUR 17.24 per share through a series of small market transactions and a block trade. The proceeds from the DT share sales amount to approximately EUR 327 million.

The DT shares sold were the last portion of the lot of approximately 72 million shares Sonera received from Deutsche Telekom in May 2001 as consideration for the shares of U.S. GSM operators VoiceStream Wireless Inc. and Powertel Inc.

During 2001 and 2002, Sonera has received total proceeds of approximately EUR 1,470 million from the sale of DT shares, which equals an average price of EUR 20.40 per share.

In addition, Sonera has exercised a put option to convert its Eliska Wireless Ventures shares to approximately 2.8 million DT shares, subject to FCC approval. (Sonera had a right to convert its Eliska shares to Powertel shares).

Sonera will use the proceeds to strengthen its financial position. After the latest sales, Sonera's net debt is approximately EUR 2.5 billion.

SONERA CORPORATION

Jari Jaakkola, Executive Vice President,
Corporate Communications and IR

For further information, please contact:

Esko Rytkönen, Senior Vice President, Sonera Corporation
Tel. +358 2040 58632
gsm. +358 40 522 4111
esko.rytkonen@sonera.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2002	SONERA CORPORATION
	By:	/s/ JARI JAAKKOLA Jari Jaakkola Executive Vice President Corporate Communications and IR
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

QuickLinks

SONERA CORPORATION STOCK EXCHANGE RELEASE 1 (1)
SIGNATURES